Exhibit 99.1

Funtalk China Holdings Limited Announces Mandatory Separation of Units

BEIJING, Sept. 13 /PRNewswire-Asia-FirstCall/ -- Funtalk China Holdings Limited (“Funtalk” or the “Company”) (Nasdaq: FTLK; OTC Bulletin Board: FTLZF, FTLHF, FTLMF, FTLUF) today announced that, effective September 27, 2010, the Company’s Series A Units (OTC Bulletin Board: FTLZF) and Series B Units (OTC Bulletin Board: FTLHF) will be separated on a mandatory basis into their component instruments. As a result, beginning September 27, 2010, the Series A Units and Series B Units will cease trading and Unit holders’ accounts, in lieu of the Units, will reflect ownership of the Ordinary Shares and Warrants.  Upon the mandatory separation, the Company’s Ordinary Shares will continue to trade on Nasdaq Global Market under the symbol FTLK, and the Company’s Class A Warrants and Class B Warrants will continue to quote on OTC Bulletin Board under the symbol FTLMF and FTLUF, respectively.

Each Series A Unit is comprised of one Ordinary Share, $0.001 par value, and five Class A Warrants each exercisable to purchase one Ordinary Share.  Each Series B Unit is comprised of one Ordinary Share, $0.001 par value, and one redeemable Class B Warrant each exercisable to purchase one Ordinary Share.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces and municipalities in China.  The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors and uncertainties include those detailed in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s most recent Form 20-F. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima
ICR Inc. (US)
Phone: +1-203-682-8200

In China:
     Michael Tieu
     Tel:   +86-10-6599-7960
     Email: michael.tieu@icrinc.com

Francis Kwok Cheong Wan
Funtalk China Holdings Limited (China)
Senior Vice President
Tel:   +86-10-5709-1193
Email: franciswan@funtalk.cn

Maria Xin
Funtalk China Holdings Limited (China)
Investor Relations Manager
Tel:   +86-10-5709-1193
Email: xinyi@funtalk.cn

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